VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) September 9, 2025.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary General Meeting of Shareholders to be held on September 11, 2025 at 9:00 am (Hong Kong time), at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders - Primega Group Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE LISTED PROPOSAL.

Proposal 1 - Special Resolution:

Special Resolution set out in the notice of the extraordinary general meeting dated August 29, 2025 ("Notice of EGM") to approve the Change of English Name (as defined in the Notice of EGM) and the Adoption of Chinese Name (as defined in the Notice of EGM).

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact such other business as may properly come before the Meeting or any adjournment thereof.

Date	**Signature**	**Signature, if held jointly**
______________	______________________	______________________

Note: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

Primega Group Holdings Limited
Extraordinary General Meeting of Shareholders
September 11, 2025

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card are available at:
https://ts.vstocktransfer.com/irhlogin/PRIMEGAGROUPHOLDINGS

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Primega Group Holdings Limited (the "Company"), hereby acknowledges receipt of the Notice of Extraordinary General Meeting (the "Meeting") and the Proxy Statement, and hereby appoints, if no person is specified, Tan Yu, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on September 11, 2025, at 9:00 AM, Hong Kong Time, at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong, or at any adjournment thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished

This proxy, when properly executed, will be voted as directed herein. If no direction is made, this proxy will be voted "FOR" Proposals No. 1 and in the discretion of the proxy with respect to such other business as may properly come before the meeting.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Primega Group Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

Email Address: ____ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)